Exhibit 99.1

PRESS RELEASE	Contact: José Luis Tinajero
Mario Moreno Cortez
Grupo Simec, S.A.B. de C.V.
Calzada Lázaro Cárdenas 601
44440 Guadalajara, Jalisco, México
52 55 1165 1025
52 33 3770 6734

GRUPO SIMEC S.A.B., de C.V.

GRUPO SIMEC ANNOUNCES A SPILL OF LIQUID STEEL, OCTOBER 30, 2024,

Informs the investing public that, early today, October 30, 2024, at plant one of the steel complex located in the city of Apizaco, Tlaxcala, a spill of liquid steel occurred with loss of human lives that has temporarily paralyzed its operation;

The company deeply regrets the death of its employees in this accident and is reviewing the causes of the same.